EXHIBIT 99.13

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Donald Earnest, P.G. and report, San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

    /s/ Donald Earnest
Donald Earnest, P.G.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Christopher Edward Kaye, FAusIMM in reference to the San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in the Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 13th day of March, 2013.

Very truly yours,

  /s/ Christopher Edward Kaye
Christopher Edward Kaye, FAusIMM

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Michael J. Lechner, P. Geo and report, San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 7th day of March, 2013.

Very truly yours,

  /s/ Michael J. Lechner
Michael J. Lechner, P. Geo

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Steve L. Milne, P.E. and report, San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 15th day of March, 2013.

Very truly yours,

   /s/ Steve L. Milne
Steve L. Milne, P.E.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Robert Michael Robb, P.E. and report, San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 28th day of February, 2013.

Very truly yours,

   /s/ Robert Michael Robb
Robert Michael Robb, P.E.

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Clinton Strachan, P.E. and report, San Luis Project Feasibility Study dated June 4, 2010 (the “Report”), and the information contained in my Report, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 1st day of March, 2013.

Very truly yours,

  /s/ Clinton Strachan
Clinton Strachan, P.E.